 EX‑34.2

(logo) DIXON HUGHES GOODMAN LLP

Report of Independent Registered Public Accounting Firm

To the Board of Managers of C-III Capital Partners LLC, the

Sole Member of C-III Asset Management LLC:

We have examined management’s assertion, included in the accompanying Management’s Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria, that C-III Asset Management LLC (the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for all transactions for which the Company acted as servicer involving first lien commercial mortgage loans (the “Platform”) as of and for the year ended December 31, 2016, excluding criteria 1122(d)(1)(iii), 1122(d)(2)(ii), 1122(d)(3)(1) – 1122(d)(3)(iv), 1122(d)(4)(ii), 1122(d)(4)(v), 1122(d)(4)(ix) and 1122(d)(4)(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on the assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence supporting management’s assertion and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, management’s assertion that the Company complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2016 is fairly stated, in all material aspects.

/s/ Dixon Hughes Goodman LLP

Asheville, North Carolina

February 6, 2017